Biofrontera AG: Managers’ transactions announcement according to article 19 MAR

Managers’ transactions announcement according to article 19 MAR

Lebverkusen, Germany (pta035/08.03.2018/17:20) – Announcement

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Hermann Lübbert

2	Reason for the notification

a)	Position/status	Executive

b)	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Biofrontera AG

b)	LEI	391200D6GFSVFGFQTL13

4	Details of the transaction(s)

a)	Description of the financial instrument, type of instrument	Share
	Identification code	DE0006046113

b)	Nature of the transaction	Another
40,000 options of employee stock option program 2010 (granted by supervisory board on March, 23, 2012)

c)	Price(s)	Volume(s)
	3.02 EUR	120,800.00 EUR

d)	Aggregated price	Aggregated volume
	3.02 EUR	120,800.00 EUR

e)	Date of the transaction	05.03.2018 UTC+1

f)	Place of the transaction	outside a stock exchange

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor & public relations
phone: +49 (0) 214 87 63 20
e-mail: press@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq, USA